Corvus Pharmaceuticals, Inc.

863 Mitten Road, Suite 102

Burlingame, California 94010

March 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Courtney Lindsay

Re:                             Corvus Pharmaceuticals, Inc.

Registration Statement on Form S-3 (Registration No. 333-237040)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Corvus Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on March 19, 2020, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Corvus Pharmaceuticals, Inc.

By:	/s/ Leiv Lea
Leiv Lea
Chief Financial Officer

CC:  Richard A. Miller, Corvus Pharmaceuticals, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP